August 2, 2017

Ernest Greene

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C 20549

Via email

RE:	CleanTech Biofuels, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 31, 2017

File No. 333-145939

Dear Mr. Greene:

On behalf of CleanTech Biofuels, Inc. (the “Company”), I submit the Company’s response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 24, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed March 31, 2017 (the “Form 10-K”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Year Ended December 31, 2016

Controls and Procedures, page 46

Management’s Report on Internal Control Over Financial Reporting, page 47

1.

Please clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when you performed your assessment of internal control over financial reporting.

Response:

The Company’s management conducted its assessment of internal control over financial reporting based on the 1992 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) Internal Control – Integrated Framework. The Company intends to transition to the 2013 version of the COSO framework in the near future. Until that transition is complete, however, the Company represents that it will indicate in its future filings which version of the COSO framework it has applied in making its assessments of internal control over financial reporting.

Signatures, page 57

2.

The signature page in your Form 10-K for the year ended December 31, 2016 is not properly dated. Please amend your Form 10-K to provide currently dated signatures. Please ensure that you refer to the Form 10-K/A.

Response:

In response to Comment 2, today the Company filed Form 10-K/A amending the Form 10-K to properly reflect the correct filing date, a copy of which is attached.

Exhibits 31.1, 31.2, 32.1 and 32.2

3.

The certifications in your Form 10-K for the year ended December 31, 2016 are not properly dated. Please amend your Form 10-K to provide currently dated certifications. Please ensure that your certifications refer to the Form 10-K/A.

Response:

In response to Comment 3, today the Company filed properly dated certifications as Exhibits 31.1, 31.2, 32.1 and 32.2 to its Form 10-K/A amending the Form 10-K, a copy of which is attached.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by email or call anytime at 314.802.8671 if you have any additional questions or further comments.

Best regards,

Edward P. Hennessey, Jr.

Chief Financial Officer